

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

<u>Via Facsimile</u>

James R. Brown
President and Chief Executive Officer
Mill City Gold Corp.
4719 Chapel Road, N.W.
Calgary, Alberta T2L 1A7
(403) 640-4024

      **Re:    Mill City Gold Corp.**
             **Amendment No. 2 to Registration Statement on Form 20FR-12G**
             **Filed March 22, 2011**
             **File No. 0- 54242**

Dear Mr. Brown:

      We have reviewed your amendment and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form 20FR-12G, filed March 22, 2011</u>

<u>Major Shareholders and Related Party Transactions, page 40</u>

<u>Related Party Transactions, page 40</u>

1.  We re-issue in part prior comment 3 from our letter dated March 15, 2011.  Please expand your disclosure with respect to the nature of the arrangement governing the management fees and secretarial and administrative services fees.  Discuss how and by whom the fees were negotiated and determined.  For example, how the arrangement continues to extend on a "month to month basis" remains unclear.  Please also include in your filing the explanation provided in your response regarding the Canadian application of the term "salary" and why these fees are not considered "salary."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned, at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief